

November 22, 2022

Kersten Zupfer
Executive Vice President and Chief Financial Officer
Regis Corporation
3701 Wayzata Boulevard
Minneapolis, MN 55416

> **Re: Regis Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2022**
> **Filed August 23, 2022**
> **Earnings Release on Form 8-K**
> **Furnished November 1, 2022**
> **Earnings Release on Form 8-K**
> **Furnished August 23, 2022**
> **File No. 001-12725**

Dear Kersten Zupfer:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Earnings Release on Form 8-K Furnished on August 23, 2022

Exhibit 99.1
Regis Corporation Reports Fourth Quarter and Full Year 2022 Results

1. Please present the most directly comparable GAAP measure to the non-GAAP measures Adjusted EBITDA and EBITDA in the highlights section and throughout your earnings release with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

2. Referencing 'Other Non-GAAP financial measures' in the "Non-GAAP Reconciliations" section, disclose the specific non-GAAP measures presented in your reconciliations and the reasons management believes these non-GAAP financial measures provide useful

information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

<u>Earnings Release on Form 8-K Furnished on November 1, 2022</u>

<u>Exhibit 99.1</u>
<u>Regis Corporation Reports Operating Profit for the First Time in 16 Quarters</u>
<u>Financial Highlights, page 1</u>

3. Please present the most directly comparable GAAP measure to Franchise EBITDA and adjusted Franchise EBITDA with equal or greater prominence in the Financial Highlights. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

4. Please present a reconciliation of adjusted Franchise EBITDA to the comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

<u>Non-GAAP Reconciliations</u>
<u>Reconciliation Of Reported Franchise EBITDA As A Percent Of U.S. GAAP Revenue To EBITDA As A Percent Of Adjusted Revenue, page 15</u>

5. Please explain the purpose of the presentation of Franchise EBITDA and why this is not a tailored measure of revenue in violation of Rule 100(b) of Regulation G in regard to the adjustments for franchise rental income and advertising fund contributions. Refer to Question 100.04 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures ("C&DI"). In addition, please clearly identify Franchise EBITDA in your reconciliation as this measure is not described in the table.

6. Refer to your "Reconciliation of Selected U.S. GAAP To Non-GAAP Financial Measures" table. This presentation appears to be prohibited by the first bullet under Question 102.10 of the C&DI. Please remove this presentation.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services